Advisory: TransAlta 2009 fourth quarter and year-end results and conference call

CALGARY, Alberta (January 5, 2010) – TransAlta Corporation (TSX: TA; NYSE: TAC) will this year release its 2009 fourth quarter and year-end results before market open on Wednesday, February 24, 2010 so as to align with the timing of filing its annual audited financial statements, 2009 annual management discussion and analysis, and annual information form. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain (11:00 a.m. Eastern). The media will be invited to ask questions following investors and analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-8061
Toll-free North American participants – 1-866-225-0198

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-800-408-3053 with TransAlta pass code 8782314. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low to moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. TransAlta's focus is to efficiently operate its diversified fleet of geo-thermal, wind, hydro, natural gas and coal-fired facilities in order to provide its customers with a reliable, low-cost source of power. For nearly 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where it works and lives. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

                                                                                                    For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com

Investor Inquiries:

Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com